January 23, 2025

Yolanda Guobadia

Office of Energy and Transportation

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re: Flybondi Holdings plc

Amendment No. 2 to Draft Registration Statement on Form F-4

Submitted December 11, 2024

CIK No. 0002013602

Dear Ms. Guobadia:

On behalf of our client, Flybondi Holdings plc, a public limited company incorporated under the laws of England and Wales (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated to the Company in the Staff’s letter, dated January 10, 2025. In connection with such responses, we will be publicly filing, electronically via EDGAR, the Registration Statement on Form F-4 of the Company (the “Registration Statement”) concurrently with the submission of this letter.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form F-4 filed December 11, 2024

Q. Why am I receiving this proxy statement/prospectus?, page 1

1.
We note your disclosure that the publicly traded Integral Units, shares of Integral Class A Common Stock and Integral Warrants are currently quoted on the OTC Markets under the symbols “INTEU,” “INTE” and “INTEW,” respectively. Please revise to also disclose, here or in a separate question and answer, the circumstances surrounding the delisting of Integral’s securities from Nasdaq on November 11, 2024. Also, disclose the OTC Markets tier on which the securities are quoted.

In response to the Staff’s comment, the Company has revised page 4 of the Registration Statement to disclose the circumstances surrounding the delisting of the securities of Integral Acquisition Corporation 1 (“Integral”) from Nasdaq and the OTC Markets tier on

Flybondi Holdings plc

January 23, 2025

which the securities are quoted. Further, we respectfully advise the Staff that on November 4, 2024, Integral received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), which stated that, pursuant to Nasdaq Listing Rule IM-5101-2 (“Rule IM-5101-2”), the staff of Nasdaq (“Staff”) had determined that (i) Integral’s securities would be delisted from Nasdaq, (ii) trading of Integral’s Class A common stock, warrants, and units would be suspended at the opening of business on November 11, 2024 and (iii) a Form 25-NSE would be filed with the Securities and Exchange Commission (the “SEC”), which would remove Integral’s securities from listing and registration on Nasdaq. Under Rule IM-5101-2, a special purpose acquisition company must complete one or more business combinations within 36 months of the effectiveness of its initial public offering registration statement. Since Integral failed to complete its initial business combination by November 2, 2024, the Staff concluded that the Company did not comply with Rule IM-5101-2 and that the Company’s securities were subject to delisting.

On November 11, 2024, Integral’s securities were delisted. Trading of Integral’s securities on the OTC Markets commenced shortly thereafter. Integral’s securities are listed on the Pink Open Market.

Reasons for the NTA Requirement Amendment Proposal, page 169

2.
In view of the delisting of Integral's securities by Nasdaq on November 11, 2024, please revise to disclose, here and at page 4, why Integral believes that it can rely on the National Exchange Rule to avoid being subject to the “penny stock” rules of the SEC. In this regard we note disclosure in Amendment No. 1 to your Draft Registration Statement on Form F-4 submitted September 12, 2024, that, “As Integral’s securities are listed on Nasdaq and have been since the consummation of the IPO, Integral believes that it can rely on the National Exchange Rule to avoid being subject to the “penny stock” rules of the SEC.”

In response to the Staff’s comment, the Company has revised pages 4, 75, 82 and 171 of the Registration Statement to disclose that the shares of Integral Common Stock will be exchanged for FB Parent Ordinary Shares in connection with the consummation of the Business Combination, and FB Parent has applied to list the FB Parent Ordinary Shares on Nasdaq in connection with the Closing, so the FB Parent Ordinary Shares, if approved for listing on Nasdaq, are expected to avoid being deemed a “penny stock” pursuant to the National Exchange Rule.

Exhibits

3.
In response to comment 39 from our August 21, 2024 letter, you advised the Staff that the exclusive forum provision in the Warrant Agreement shall explicitly state that the provision does not apply to actions arising under the Exchange Act. However, the Warrant Agreement filed as Exhibit 4.3 contains a “Section 9.3 Applicable Law” and does not contain such disclosure. If the provision does not apply to actions arising

Flybondi Holdings plc

January 23, 2025

under the Exchange Act, please ensure that the exclusive forum provision in the Warrant Agreement states this clearly.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Assignment, Assumption and Amendment Agreement to be entered into in connection with the Closing, in the form attached as Exhibit 4.4 to the Registration Statement, amends and restates “Section 9.3 Applicable Law” to explicitly state that the provision does not apply to “suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum.”

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to call Thomas R. Martin, Esq. at 305-579-0739.

Very truly yours,

GREENBERG TRAURIG, P.A.

By: /s/ Thomas R. Martin, Esq.

Name: Thomas R. Martin, Esq.

cc: Peter Yu

Director of Flybondi Holdings plc